

Mail Stop 3561

June 26, 2009

Mr. Zhi Jian Zeng
Asian Trends Media Holdings, Inc.
Suite 1902, 19th Floor
Tower II, Kodak House
Quarry Bay
Hong Kong

> **Re: Asian Trends Media Holdings, Inc. (f/k/a Clifford China Estates Inc.)**
> **Form 10-K/A for the year ended December 31, 2007**
> **Filed June 17, 2009**
> **File No. 0-52020**

Dear Mr. Zeng:

We have reviewed your response letter dated June 16, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amended Form 10-K for the Year Ended December 31, 2007, Filed June 17, 2009

Item 9A. Controls and Procedures, page 38

1.   We note your response to comment one from our letter dated April 14, 2009, and we note your amended Form 10-K for the year ended December 31, 2007, filed on June 17, 2009. It remains unclear to us why you have not complied with our prior comment to complete management's assessment of internal controls over financial reporting as of December 31, 2007 and amend your December 31, 2007 Form 10-K to provide the required management's report. Please note that filing your December 31, 2008 Form 10-K does not eliminate your responsibility to complete an assessment of internal control over financial reporting as of December 31, 2007. As indicated in our previous comment, the failure to complete management's assessment as of December 31, 2007 adversely affects

your and your shareholders' ability to avail yourselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports and also results in the loss of the availability of Rule 144, which may impact your stated plans to raise money through additional equity funding. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please amend your filing to provide the required management's report on internal control over financial reporting. Additionally, please explain to us in detail the timing and circumstances surrounding your sale during 2008 of 2,000 shares of common stock for $600,000, and provide us with your analysis of the impact of the failure to complete management's assessment of internal control over financial reporting as of December 31, 2007 on this sale of stock.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief

cc: Vincent & Rees, L.C.